Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended April 30,		For the Nine Months Ended April 30,
	2014	2013	2014	2013
Net income available to stockholders	$722	$3,251	$7,890	$9,849
Less: Distributed and undistributed earnings allocated to non-vested stock	(11)	(47)	(119)	(144)
Earnings available to common shareholders	$711	$3,204	$7,771	$9,705
Shares Calculation
Average shares outstanding - Basic Common	4,987	4,923	4,974	4,899
Average shares outstanding - Basic Class B Common	2,004	1,980	2,000	1,966
Potential Common Stock relating to stock options	22	35	24	51
Average shares outstanding - Assuming dilution	7,013	6,938	6,998	6,916
Net Income Per Share: Basic Common	$0.11	$0.50	$1.20	$1.52
Net Income Per Share: Basic Class B Common	$0.08	$0.37	$0.90	$1.14
Net Income Per Share: Diluted	$0.10	$0.46	$1.11	$1.40

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